April 25, 2016

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:  Mr. William H. Thompson

    Ms. Ta Tanisha Meadows

Re: Bio Matrix Scientific Group, Inc..

Amendment 2 to Form 10-K for the Fiscal Year Ended September 30, 2015

File No. 0-32201

Dear Mr. Thompson and Ms. Meadows :

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated April 22, 2016 (the “Comment Letter”) relating to the abovementioned Exchange Act filing made by Bio Matrix Scientific Group, Inc. (The "Company").

On behalf of the Company, we respond as set forth below. The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

1.	An Other than Temporary Impairment has been recognized as of September 30, 2015
2.	See amended 10-K and 10-Q

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities and Exchange Act of 1934. If, at any time, you have any further questions, please let us know.

Sincerely,

David R. Koos,

Chairman & CEO